# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 100 W AIRPORT ROAD, STILLWATER, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 06/05/2026
Amends the filing with accession number 0001641172-25-000982
Filed by CIK 0001666771
Persons authorized to receive notices and communications: Mordechai Zev Gutnick, c/o Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Gutnick Mordechai Zev (CIK 0001666771): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 30,483; shared voting power 15,550,262; sole dispositive power 30,483; shared dispositive power 15,550,262; aggregate amount beneficially owned 15,580,745 (6.8% of the class)
- Critical Minerals Trust (CIK 0002061105): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 15,550,262; sole dispositive power 0; shared dispositive power 15,550,262; aggregate amount beneficially owned 15,550,262 (6.8% of the class)
- Springfield Six One Three LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,877,565; sole dispositive power 0; shared dispositive power 3,877,565; aggregate amount beneficially owned 3,877,565 (1.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W AIRPORT ROAD, STILLWATER, Oklahoma (OK), 74075

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This Schedule 13D is filed by Mordechai Gutnick, The Critical Minerals Trust (the "Trust") and Springfield Six One Three LLC ("Springfield") (each, a "Reporting Person" and collectively, the "Reporting Persons"). The reported securities are held directly by the Trust, Springfield and Mr. Gutnick. Mordechai Gutnick is the trustee of the Trust. Springfield is wholly owned by the Trust. Mr. Gutnick disclaims beneficial ownership of all securities held by the Trust and Springfield except to the extent of his pecuniary interest therein. Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of the Reporting Persons is c/o Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of each of the Trust and Springfield is investing. The principal occupation of Mr. Gutnick is serving as a private investor.
Citizenship:
Item 2(f) is hereby amended and restated as follows:

The Trust is organized under the laws of Australia. Springfield is organized under the laws of Delaware. Mr. Gutnick is a citizen of Australia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by the Trust were acquired pursuant to the (i) closing of the business combination (the "Business Combination") between the Issuer (which was formerly known as Inflection Point Acquisition Corp. II or "Inflection Point") and USA Rare Earth, LLC ("USARE"), pursuant to the terms and conditions of the business combination agreement, by and among Inflection Point, USARE and IPXX Merger Sub, LLC (the "BCA"), on March 13, 2025 in exchange for 62,281,159 Class A Units of USARE and 3,250,779 Class C-1 Convertible Preferred Units of USARE and (ii) the issuance of 1,879,238 additional Shares pursuant to the earnout provisions of the BCA during the Earnout Period.

The Shares beneficially owned directly by Springfield were distributed by the Trust as set forth in more detail in Exhibit 1.

The 30,483 Shares beneficially owned directly by Mr. Gutnick were issued upon vesting of restricted stock units ("RSUs") awarded to him in his capacity as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated to read as follows:

As disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2026, in connection with the Agreement and Plan of Merger, dated as of April 19, 2026 (the "Merger Agreement"), by and among the Issuer, SVRE Holdings Ltd. ("SVRE") and Middlebury Merger Sub Ltd., Mr. Gutnick entered into a Voting and Support Agreement, dated as of April 19, 2026 (the "Voting Agreement"), with SVRE. Pursuant to the Voting Agreement, Mr. Gutnick agreed, among other things, to vote all of his Shares in favor of the transactions contemplated by the Merger Agreement, including the issuance of Common Stock pursuant thereto, and agreed to certain restrictions on the transfer of his Shares, subject to the terms and conditions set forth therein. The Voting Agreement will terminate upon the earlier of the effective time of the merger contemplated by the Merger Agreement and the termination of the Merger Agreement in accordance with its terms. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is incorporated herein by reference as Exhibit 99.2.

Mr. Gutnick did not stand for reelection to the Issuer's Board of Directors (the "Board") at the Issuer's 2026 annual meeting of stockholders held on June 3, 2026 (the "2026 Annual Meeting"). As a result, on June 3, 2026, following the 2026 Annual Meeting, Mr. Gutnick ceased serving as a member of the Board.

On June 5, 2026, Springfield entered into a prepaid variable share forward sale contract (the "VPF") with J.P. Morgan Chase Bank with respect to 3,877,565 Shares. Under the terms of the VPF, Springfield pledged such Shares as collateral. The VPF includes customary settlement, adjustment, termination, default, collateral and other provisions. Mr. Gutnick received a waiver under the terms of the Voting Agreement from SVRE in connection with entering into the VPF.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making recommendations or proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 228,523,482 Shares outstanding as of June 1, 2026, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Registration Statement on Form S-3/A filed with the SEC on June 5, 2026.

As of the date hereof, the Trust beneficially owned 15,550,262 Shares, which includes the 3,887,565 Shares beneficially owned directly by Springfield, constituting approximately 6.8% of the Shares outstanding.

As of the date hereof, Springfield directly beneficially owned 3,887,565 Shares, constituting approximately 1.7% of the Shares outstanding.

As of the date hereof, Mr. Gutnick directly beneficially owned 30,483 Shares, constituting approximately 0.01% of the Shares outstanding. Mr. Gutnick, as the trustee of the Trust, which wholly owns Springfield, may be deemed the beneficial owner of the 15,550,262 Shares owned in aggregate by the Trust and Springfield, which together with the 30,482 Shares he directly owns, constitutes an aggregate of 15,580,745 Shares beneficially owned by Mr. Gutnick, constituting approximately 6.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than set forth in Item 6, the transactions in securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 13, 2025, Mr. Gutnick was granted 18,199 and 12,284 RSUs, respectively, each representing the right to receive one Share upon vesting, which RSUs fully vested on May 20, 2026.

On April 19, 2026, Mr. Gutnick and SVRE entered into the Voting Agreement as defined and described in Item 4 above.

On June 5, 2026, Springfield entered into the VPF as defined and described in Item 4 above.

On June 9, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Joint Filing Agreement, by and among the Reporting Persons, dated June 9, 2026.

99.2 - Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2026).

## Signatures
- Gutnick Mordechai Zev: /s/ Mordechai Zev Gutnick, Mordechai Zev Gutnick (06/09/2026)
- Critical Minerals Trust: /s/ Mordechai Zev Gutnick, Mordechai Zev Gutnick, Trustee (06/09/2026)
- Springfield Six One Three LLC: /s/ Mordechai Zev Gutnick, Mordechai Zev Gutnick, Manager (06/09/2026)